[TANNER'S RESTAURANT GROUP, INC. LETTERHEAD]

August 11, 2000


Via EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Tanner's Restaurant Group, Inc.
          Registration Statement on Form SB-2
          File No. 333-78111

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, the undersigned registrant, Tanner's Restaurant Group, Inc. (the "Company"), hereby requests the Commission's consent to withdraw the above-referenced Registration Statement. This request is made because the Company has exited the restaurant business and entered the telecommunications industry, and plans to file a new registration statement on Form SB-2 to replace this registration statement. Also, the Company has contractually agreed to register the resale of a large number of additional shares not covered by this registration statement, and prefers to have a single registration statement cover all of these shares rather than making significant amendments to the existing registration statement and filing a new registration statement to cover the additional shares.

     If you have questions or comments about the foregoing, please call the undersigned at (203) 333-6389 or David Wisniewski of Nelson Mullins Riley & Scarborough, L.L.P. at (404) 817-6000.

                                             Very truly yours,

                                             /s/ Larry Shatsoff

                                             Larry Shatsoff, President

cc: Wade H. Stribling, Esq.
    Charles D. Vaughn, Esq.
    Philip H. Moise, Esq.
    Robert Copps, Esq.